EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 3, 2021 and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of March 3, 2021, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2020, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2020	Fourth Quarter 2019	Change	Year 2020	Year 2019	Change
Operating
Tonnes Milled	-	188,436	-100%	204,286	789,660	-74%
Silver Ounces Produced	-	220,804	-100%	317,299	958,811	-67%
Gold Ounces Produced	-	2,031	-100%	1,935	6,912	-72%
Copper Pounds Produced	-	1,389,515	-100%	2,267,939	4,970,254	-54%
Silver Equivalent Ounces[1] Produced	-	608,640	-100%	842,230	2,397,042	-65%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	59,710	700,191	-91%	1,071,367	2,345,453	-54%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.01	$13.14	7%	$10.68	$12.08	-12%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$73.08	$18.27	300%	$20.35	$17.19	18%

1. In 2020, AgEq was calculated using metals prices of $20.55 oz Ag, $1,769 oz Au and $2.80 lb Cu. In 2019, AgEq was calculated using metals prices of$16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $3.25 lb Cu. In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2020	Fourth Quarter 2019	Change	Year 2020	Year 2019	Change
Financial Operating Performance
Revenues	$1,407	$10,427	-87%	$16,022	$31,746	-50%
Mine operating (loss) income	$(1,251)	$(445)	181%	$190	$(270)	170%
Net loss from continuing operations	$(1,553)	$(126)	1133%	$(7,482)	$(2,335)	220%
Net loss including discontinued operations	$(1,555)	$(29,043)	-95%	$(7,651)	$(31,461)	-76%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$(2,269)	$1,342	-269%	$(6,945)	$462	1603%
Adjusted earnings (losses)[1]	$(182)	$1,568	-112%	$1,500	$1,929	-22%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.02)	$(0.00)	-%	$(0.09)	$(0.03)	-200%
Loss per share – basic	$(0.02)	$(0.38)	95%	$(0.09)	$(0.45)	80%
Cash Flow per share[1] – basic	$(0.03)	$0.01	-400%	$(0.03)	$0.02	-250%

HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2020	September 30, 2020	Change	December 31, 2020	December 31, 2019	Change
Liquidity & Working Capital
Cash	$11,713	$12,493	-6%	$11,713	$9,625	22%
Working capital	$14,680	$16,859	-13%	$14,680	$13,209	11%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Operational and Financial Performance

Production and Mining Activities

During the three months ended December 31, 2020, no mining activities took place due to the work stoppage at the Avino Mine. As previously announced and on October 8, 2020, the Company and the union reached an agreement to end the work stoppage, with ratification of the agreement still being required in Mexico City as of that time.

As of the date of this MD&A, the labour authority office in Mexico City remains closed due to COVID-19 protocols, and the Company is working diligently with its partners to ratify the agreement. The Company is committed towards restarting production and mining operations in Q1 2021, and will provide further updates as information becomes available.

Avino Mine Exploration

Plans continue for the Company’s 2021 exploration program and the Company is looking at all options to increase overall head grade.

2021 DRILL PROGRAM

The Avino property comprises 1,104 hectares (2,728 acres) with significant underexplored areas remaining. The two-fold objectives of the drill program are to locate new mineralized zones within the property and to confirm continuity of mineralization in the current Avino ET production area.

Phase 1 of the drill program will be focused on the El Trompo Vein, the Santiago Vein, the Avino ET Area (below Level 17), and Avino West (below Levels 9 & 17).

Proposed Drilling:

•	El Trompo Vein – 2,000 metres
•	Santiago Vein – 3,000 metres
•	Avino ET Area (below Level 17) – 2,500 metres
•	Avino West (below Levels 9 & 17) – 4,500 metres

The El Trompo

The El Trompo Vein is a priority target as it is an offshoot of the Avino Vein, which has been one of the feeder veins for the Company’s milling complex. Historical data indicates there are high grade areas within the vein over considerable widths, and there is underground infrastructure adjacent to the vein, which would allow easy access for mining. The structure has already been exposed and developed on the upper levels in the ET Area of the Avino Vein. Drilling on this vein will be from surface in order to confirm continuity of the mineralization at depth.

Avino Vein – ET Area (Below Level 17) and Avino West (Below Levels 9 & 17)

The Avino Vein is open on strike to the west, as well as at depth, and the planned drilling is designed to follow the continuity of mineralization in both directions.

Furthermore, production data from previous mine development shows that the copper grade increases at depth.

Avino has not tested the area to the west of the current mining area, as it sits below the active tailing dam and mining would be prohibitive. However, once the dry stack tailing project is operational, the current tailings storage facility would be decommissioned, allowing for mining in this new area in the near to medium term.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Santiago Vein

The Santiago vein sits in the Avino mining district and intersects the San Gonzalo vein in an area of narrow veins that average 1 to 2 metres in width with mineralization that appears consistent with the high grade San Gonzalo silver-gold mineralization. The San Gonzalo mine previously produced 6 million ounces of silver equivalent until closing in 2019. We will be testing the continuity of the Santiago vein as the current thinking suggests a displacement due to the San Gonzalo fault. This target will be drilled from surface. Because of the close proximity to San Gonzalo underground infrastructure, mining access would be relatively easy assuming significant resources are found.

Working Capital & Liquidity at December 31, 2020

The Company’s cash balance at December 31, 2020, totaled $11.7 million compared to $12.5 million at September 30, 2020 and $9.6 million at December 31, 2019.

Working capital totaled $14.7 million at December 31, 2020, compared to $16.9 million at September 30, 2020 and $13.2 million at December 31, 2019.

Debt Reduction Efforts

During the three months ended December 31, 2020, the Company reduced debt liabilities by a further $1.1 million through a coordinated effort to reduce payables, repay its outstanding term facility, and outstanding finance lease and loans on mining equipment, bringing total debt reduction for the year ended December 31, 2020, up to $7.1 million.

Revenues & Earnings – Three Months Ended December 31, 2020

The Company recognized revenues net of penalties, treatment costs and refining charges, of $1.4 million on the sale of Avino Mine bulk copper/silver/gold concentrate, for mine operating losses of $1.3 million. This is compared to revenues of $10.4 million and mine operating losses of $0.4 million for Q4 2019. The decrease in revenues compared to Q4 2019 is a direct result of the previously-mentioned strike action taken by the Company’s unionized workers, with mine continuing to be on care and maintenance throughout Q4 2020.

EBITDA during the period, was a loss of $2.3 million, compared to earnings of $1.3 million in the corresponding quarter in 2019. The increased losses are primarily a result of significantly lower mine operations earnings mainly caused by lower volume sales and stand-by costs of $2.1 million during the work stoppage, lower unrealized gain on investments of $1.2 million, non-cash loss in fair value adjustment on warrants liabilities of $0.8 million, as well as higher foreign exchange losses of $1.0 million.

Adjusted losses for the period was $0.2 million, compared to earnings of $1.6 million in the corresponding quarter in 2019. The losses are mainly due to lower mine operation earnings caused by reduced sales during the period as a result of the work stoppage.

Metal prices for revenues recognized during the three months ended December 31, 2020, averaged $24.48 per ounce of silver, $1,853 per ounce of gold, and $7,765 per tonne of copper, compared to $17.29, $1,484, and $5,814, respectively, during Q4 2019.

Revenues & Earnings – Year Ended December 31, 2020

During the year ended December 31, 2020, the Company recognized revenues, net of penalties, treatment costs and refining charges, of $15.1 million on the sale of 6,955 tonnes of Avino Mine bulk copper/silver/gold concentrate and $0.9 million on the sale of 528 tonnes of Historic Above Ground Avino Mine Stockpile bulk copper/silver/gold concentrate, for a mine operating income of $0.2 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

EBITDA during the year ended December 31, 2020, was a loss of $6.9 million, compared to earnings of $0.5 million in 2019. The increased losses are primarily a result of $2.4 million in stand-by costs during the work stoppage, as well as non-cash losses on the exercise of warrants of $2.7 million and higher non-cash loss in fair value adjustment on warrants liabilities of $0.7 million.

Adjusted earnings for the period was $1.5 million, compared to $1.9 million in 2019. The decreased earnings are a result of the items mentioned above, as well as reduced sales during the period as a result of the work stoppage.

Metal prices for revenues recognized during the year ended December 31, 2020, averaged $18.03 per ounce of silver, $1,737 per ounce of gold, and $5,724 per tonne of copper, compared to $16.06, $1,399, and $5,961, respectively, in 2019.

Cash Costs & All-in Sustaining Cash Costs – Three Months Ended December 31, 2020

Cash costs per silver equivalent payable ounce, excluding stand-by costs, for Q4 2020 was $14.01, compared to $13.14 for Q4 2019. The slight increase is a result of higher costs in Q4 2019, offset by significantly lower ounces sold and higher overall general and administrative costs per ounce during Q4 2020, as a result of the work stoppage.

All-in sustaining cash costs per silver equivalent payable ounce, including stand-by costs, for Q4 2020 was $73.08 compared to $18.27 for Q4 2019. The increase is a result of the factors mentioned above, resulting in higher overall general and administrative costs per ounce sold, as well as stand-by costs of $1.5 million incurred during Q4 2020.

Cash Costs & All-in Sustaining Cash Costs – Year Ended December 31, 2020

Cash costs per silver equivalent payable ounce, excluding stand-by costs, for year 2020 was $10.68, compared to $12.08 for the same period in 2019. The decrease is a result of higher costs per ounce in 2019 due to the winding down of the San Gonzalo Mine, offset by lower ounces sold during 2020, as a result of the work stoppages due to the strike action & COVID-19.

All-in sustaining cash costs per silver equivalent payable ounce, including stand-by costs, for year 2020 was $20.35, compared to $17.19 for the same period 2019. The increase is a result of the factors mentioned above which resulted in higher overall general and administrative costs per ounce, as well as stand-by costs of $2.4 million incurred during second half of 2020.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

During the year ended December 31, 2020, the Company announced that it has entered into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Silver Wolf will issue to Avino share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of $0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the Option, Silver Wolf will:

1.	Issue to Avino a total of $600,000 in cash or common shares of Silver Wolf as follows:

a.	$50,000 in common shares of Silver Wolf within 30 days of the Approval Date;
b.	A further $50,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the first anniversary of the Approval Date;
c.	A further $100,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the second anniversary of the Approval Date;
d.	A further $200,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the third anniversary of the Approval Date; and
e.	A further $200,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

2.	Incur a total of $750,000 in exploration expenditures on the properties, as follows:

a.	$50,000 on or before the first anniversary of the Approval Date;
b.	A further $100,000 on or before the second anniversary of the Approval Date; and
c.	A further $600,000 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments ($200,000 in cash or shares), and first $150,000 in exploration work will be firm commitments by Silver Wolf. All share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue. The Option Agreement is subject to the acceptance for filing on behalf of Silver Wolf by the TSX Venture Exchange

Avino Complies with the Mexican Government COVID-19 Order

Avino announced on April 2, 2020 that temporarily suspended operations to help fight against COVID-19 at the Avino Mine in Durango, Mexico. On June 1, 2020, Avino was approved by the Secretariat of Health to recommence regular mining activities in an orderly, gradual and cautious manner.

Consolidated Production Highlights

Q4 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	-	-	-	-	-
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	-	-	-	-	-
Year 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	199,575	312,819	1,916	2,263,082	835,370
Historic Above Ground Stockpiles	4,711	4,480	19	4,857	6,860
Consolidated	204,286	317,299	1,935	2,267,939	842,230

Q4 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	-	-	-	-	-	-
Historic Above Ground Stockpiles	-	-	-	-	-	-
Consolidated	-	-	-	-	-	-
Year 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	54	0.40	0.58	90%	75%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	54	0.40	0.57	89%	74%	87%

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Avino Mine Production Highlights

	Q4 2020	Q4 2019	Change %	2020	2019	Change %
Total Mill Feed (dry tonnes)	-	107,310	-100%	199,575	427,147	-53%
Feed Grade Silver (g/t)	-	51	-100%	54	44	24%
Feed Grade Gold (g/t)	-	0.64	-100%	0.40	0.45	-11%
Feed Grade Copper (%)	-	0.62	-100%	0.58	0.56	3%
Recovery Silver (%)	-	87%	-100%	90%	85%	6%
Recovery Gold (%)	-	76%	-100%	75%	73%	3%
Recovery Copper (%)	-	89%	-100%	88%	86%	3%
Total Silver Produced (oz)	-	153,644	-100%	312,819	510,270	-39%
Total Gold Produced (oz)	-	1,676	-100%	1,916	4,473	-57%
Total Copper Produced (Lbs)	-	1,293,508	-100%	2,263,082	4,563,195	-50%
Total Silver Equivalent Produced (oz)*	-	495,496	-100%	835,370	1,656,091	-50%

*. In 2020, AgEq was calculated using metals prices of $20.55 oz Ag, $1,769 oz Au and $2.80 lb. In 2019, AgEq was calculated using metals prices of$16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu

*. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $3.25 lb Cu. In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Historic Above Ground Stockpile Production Highlights

	Q4 2020	Q4 2019	Change %	2020	2019	Change %
Total Mill Feed (dry tonnes)	-	78,218	-100%	4,711	306,334	-98%
Feed Grade Silver (g/t)	-	51	-100%	59	55	7%
Feed Grade Gold (g/t)	-	0.25	-100%	0.31	0.36	-15%
Feed Grade Copper (%)	-	0.18	-100%	0.15	0.18	-17%
Recovery Silver (%)	-	50%	-100%	50%	54%	-7%
Recovery Gold (%)	-	53%	-100%	41%	53%	-23%
Recovery Copper (%)	-	31%	-100%	31%	35%	-11%
Total Silver Produced (oz)	-	63,054	-100%	4,481	295,169	-98%
Total Gold Produced (oz)	-	330	-100%	19	1,859	-99%
Total Copper Produced (Lbs)	-	96,007	-100%	4,857	407,059	-99%
Total Silver Equivalent Produced (oz)*	-	106,180	-100%	6,860	525,803	-99%

*. In 2020, AgEq was calculated using metals prices of $20.55 oz Ag, $1,769 oz Au and $2.80 lb. In 2019, AgEq was calculated using metals prices of$16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu

*. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $3.25 lb Cu. In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

As mentioned in our 2020 Production Outlook, we processed a small amount of AHAG material in the first half of Q1 2020 before the transition to 100% production from the Avino Mine.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non-IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

The following table provides a reconciliation of net earnings financial statements to EBITDA and adjusted earnings, and includes the Company’s discontinued operations (see Note 5 of the consolidated financial statements):

Expressed in 000’s of US$, unless otherwise noted	Q4 2020	Q4 2019	Year 2020	Year 2019
Net loss for the period	$(1,555)	$(126)	$(7,651)	$(2,335)
Depreciation and depletion	332	1,694	2,111	3,723
Interest income and other	(101)	(160)	(332)	(545)
Interest expense	3	11	25	64
Finance cost	36	82	211	84
Accretion of reclamation provision	25	26	99	104
Current income tax expense	73	81	161	327
Deferred income tax recovery	(1,082)	(266)	(1,569)	(960)
EBITDA	$(2,269)	$1,342	$(6,945)	$462
Fair value adjustment on warrant liability	637	(174)	650	(520)
Realized loss on warrants exercised	26	-	2,733	-
Share-based payments	795	294	1,857	937
Stand-by costs during strike action	1,519	-	2,394	-
Net realizable adjustment to inventory	-	-	-	387
Foreign exchange loss (gain)	(890)	106	811	663
Adjusted earnings	$(182)	$1,568	$1,500	$1,929

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $1,106 for the three months ended December 31, 2020 (December 31, 2019 - $330) and $1,699 for the year ended December 31, 2020 (December 31, 2019 - $2,098), all of which is attributable to the Avino Mine. The Company has planned for sustaining capital expenditures for the remainder of 2020 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

The following tables reconcile cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the three months and year ended December 31, 2020 and 2019:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019
Cost of sales	$2,658	$7,554	$-	$829	$-	$2,489	$2,658	$10,872
Stand-by costs during strike action	(1,519)	-	-	-	-	-	(1,519)	-
Depletion and depreciation	(303)	(1,296)	-	(281)	-	(96)	(303)	(1,673)
Cash production cost	836	6,258	-	548	-	2,393	836	9,199
Payable silver equivalent ounces sold	59,710	541,559	-	20,200	-	138,432	59,710	700,191
Cash cost per silver equivalent ounce	$14.01	11.56	$-	$27.14	$-	$17.28	$14.01	$13.14
General and administrative expenses	1,633	1,055	-	39	-	270	1,633	1,364
Treatment & refining charges	47	779	-	61	-	218	47	1,052
Penalties	45	918	-	67	-	243	45	1,161
Sustaining capital expenditures	1,106	330	-	-	-	-	1,106	330
Stand-by costs during strike action	1,519	-	-	-	-	-	1,519	-
Share-based payments and G&A depreciation	(824)	(245)	-	(9)	-	(62)	(824)	(306)
Cash operating cost	4,362	9,095	-	633	-	3,062	4,362	12,800
AISC per silver equivalent ounce	$73.08	$16.80	$-	$31.38	$-	$22.11	$73.08	$18.27

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		Historic Above Ground Stockpiles		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019
Cost of sales	$15,222	$19,682	$-	$5,728	$610	$6,219	$15,832	$31,629
Inventory net realizable value adjustment	-	-	-	387	-	-	-	387
Stand-by costs during strike action	(2,394)	-	-	-	-	-	(2,394)	-
Depletion and depreciation	(1,981)	(2,552)	-	(711)	(14)	(417)	(1,995)	(3,680)
Cash production cost	10,847	17,130	-	5,404	596	5,802	11,443	28,336
Silver equivalent ounces sold	1,011,665	1,449,448	-	248,195	59,702	647,810	1,071,367	2,345,453
Cash cost per silver equivalent ounce	$10.72	$11.82	$-	$21.77	$9.98	$8.96	$10.68	$12.08
General and administrative expenses	4,622	2,660	-	449	137	1,175	4,759	4,284
Treatment & refining charges	1,274	1,919	-	398	67	858	1,341	3,175
Penalties	2,020	2,350	-	-	121	1,048	2,141	3,398
Sustaining capital expenditures	1,699	2,098	-	-	-	-	1,699	2,098
Stand-by costs during strike action	2,394	-	-	-	-	-	2,394	-
Share-based payments and G&A depreciation	(1,945)	(610)	-	(104)	(28)	(266)	(1,973)	(980)
Cash operating cost	$20,911	$25,537	-	$6,147	893	$8,615	$21,804	$40,311
AISC per silver equivalent ounce	$20.67	$17.62	$-	$24.77	$14.95	$13.30	$20.35	$17.19

The Company continues to review its expenditures and has been successful in the pursuit to achieve lower overhead costs, and continues to process the AHAG Stockpiles at profitable levels.

At the Avino Mine, costs for Q4 2020 have increased on a per ounce basis due to additional costs incurred and lower volume sold as a result of mine operations stoppage caused by Company’s unionized workers strike, when compared to Q4 2019, partially offset by higher metal prices in Q4 2020 when compared to Q4 2019, which led to higher ounces recovered and sold during Q4 2020.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Year Ended December 31,
	2020	2019
Operating cash flows before movements in working capital	$(2,479)	$1,345
Weighted average number of shares outstanding
Basic	83,180,069	69,980,178
Diluted	83,180,069	69,980,178
Cash Flow per Share – basic & diluted	$(0.03)	$0.02

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Working Capital

	December 31, 2020	December 31, 2019
Current assets	$19,702	$22,771
Current liabilities	(5,022)	(9,562)
Working capital	$14,680	$13,209

Results of Operations

Summary of Quarterly Results

(000’s)	2020	2020	2020	2020	2019	2019	2019	2019
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$1,407	$2,659	$4,840	$7,116	$10,426	$6,796	$7,813	$6,711
Net income (loss) from all operations for the quarter	(1,555)	(4,588)	(1,276)	(232)	(29,043)	(1,642)	(166)	(610)
Earnings (loss) per share from all operations - basic	$(0.02)	$(0.05)	$(0.02)	$(0.00)	$(0.38)	$(0.02)	$(0.00)	$(0.01)
Earnings (loss) per share from all operations - diluted	$(0.02)	$(0.05)	$(0.02)	$(0.00)	$(0.38)	$(0.02)	$(0.00)	$(0.01)
Total Assets	$68,780	$71,638	$70,970	$67,420	$72,571	$113,145	$110,660	$108,830

•	Revenue decreased in Q4 2020 compared to previous quarters due to the work stoppage and was partially offset by higher average realized metal prices.

•	Losses in Q4 2020 increased primarily as a result of significantly lower mine operations earnings mainly caused by lower volume sales and stand-by costs of $1.5 million during the work stoppage, lower unrealized gain on investments of $1.2 million, non-cash loss in fair value adjustment on warrants liabilities of $0.6 million, as well as higher foreign exchange losses of $0.9 million.

•	Total assets remained fairly consistent during 2020; however, total assets have decreased compared to the quarters ended prior to December 31, 2019, as the Company sold Bralorne during Q4 2019.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Three months ended December 31, 2020, compared to the three months ended December 31, 2019:

(000’s)	2020	2019	Note
Revenue from mining operations	$1,407	$10,426	1
Cost of sales	2,658	10,871	1
Mine operating loss	(1,251)	(445)	1
Operating expenses
General and administrative expenses	838	951	2
Share-based payments	795	294	2
Loss before other items	(2,884)	(1,690)
Other items
Interest and other income	101	160
Gain on long-term investments	57	1,265	3
Fair value adjustment on warrant liability	(637)	174	4
Realized loss on exercise of warrants	(25)	-
Unrealized foreign exchange gain (loss)	890	(101)	5
Finance costs	(36)	(82)
Accretion of reclamation provision	(25)	(26)
Interest expense	(3)	(11)
Net loss from continuing operations before income taxes	(2,562)	(311)
Income taxes
Current income tax expense	(73)	(81)	6
Deferred income tax recovery	1,082	266	6
Income tax recovery	1,009	185

Net loss from continuing operations	$(1,553)	$(126)	7
Loss from discontinued operations and on disposal	(2)	(28,917)
Net loss	$(1,555)	$(29,043)	7

Loss per share from continuing operations
Basic & Diluted	$(0.02)	$(0.00)	7
Loss per share
Basic & Diluted	$(0.02)	$(0.38)	7

1.	Revenues decreased for the three months ended December 31, 2020, compared to December 31, 2019, mainly due to lower ounces sold as a result of an unplanned temporary stoppage to mining operations caused by a strike action from the Company’s unionized workers at the Avino Mine. The lower revenues were partially offset by an increase in average realized metal prices as well as higher than expected grades and recoveries at the Avino Mine when compared with lower metal prices and grades in the same period for 2019.

Cost of sales for the three months ended December 31, 2020, were $2,658 compared to $10,871 for the three months ended December 31, 2019. The decrease in costs is mainly due to no mining and processing activities occurring during Q4 2020 as a result of the Avino Mine remaining on care and maintenance following strike action from the Company’s unionized workers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

As a result of the factors above, the Company generated a mine operating loss of $1,251, including stand-by costs, compared to $445 during the three months ended December 31, 2019.

2.	General and administrative expenses for the three months ended December 31, 2020, totalled $838 compared to $951 for the three months ended December 31, 2019. The decrease reflects costs reduction initiatives made by management to maintain operations in good standing during the difficult conditions.

Increases to share-based payments are a result of the vesting of stock options and RSUs at higher valuations during the three months ended December 31, 2020, compared to the same period in 2019. This is a result of the increase in the Company’s share price during the three months ended December 31, 2020, as there were RSU and option grants during both Q3 2020 and Q3 2019.

3.	The gain on long term investments for the three months ended December 31, 2020, totalled $57 compared to a gain of $1,265 for the three months ended December 31, 2019. This is a direct result of the slight increase in value of the Company’s investment in Talisker Resources Inc. (“Talisker”) during the quarter, compared to a significant increase in value during Q4 2019.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. As the Company’s share price increased during Q4 2020, there was an unrealized, non-cash fair value loss during the quarter.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended December 31, 2020 the US dollar remained fairly constant in relation to the Canadian dollar and Mexican peso, resulting in a minimal foreign exchange loss.

6.	Current income tax expense was $73 for the three months ended December 31, 2020, compared to $81 in the three months ended December 31, 2019. Deferred income tax recovery was $1082 for the three months ended December 31, 2020, compared to $266 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended December 31, 2020, primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

7.	As a result of the foregoing, net loss from continuing operations and net loss from operations for the three months ended December 31, 2020, was $1,553 and $1,555, respectively, compared to $126 and $29,043, respectively, for the three months ended December 31, 2019. The increase in loss resulted in a basic and diluted loss per share for continuing operations of $0.02, for the quarter ended December 31, 2020, compared to $0.00 for continuing, and $0.38 for all operations in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Year ended December 31, 2020, compared to the year ended December 31, 2019:

(000’s)	2020	2019	Note
Revenue from mining operations	$16,022	$31,746	1
Cost of sales	15,832	32,016	1
Mine operating income	190	(270)	1
Operating expenses
General and administrative expenses	2,902	3,193	2
Share-based payments	1,857	937	2
Loss before other items	(4,569)	(4,400)
Other items
Interest and other income	332	545
Gain (loss) on long-term investments	(124)	1,282
Fair value adjustment on warrant liability	(650)	520	3
Realized loss on exercise of warrants	(2,733)	-	4
Unrealized foreign exchange loss	(811)	(663)	5
Finance costs	(211)	(84)
Accretion of reclamation provision	(99)	(104)
Interest expense	(25)	(64)
Net loss from continuing operations before income taxes	(8,890)	(2,968)
Income taxes
Current income tax expense	(161)	(327)	6
Deferred income tax recovery	1,569	960	6
Income tax recovery	1,408	633

Net loss from continuing operations	$(7,482)	$(2,335)	8
Loss from discontinued operations and on disposal	(169)	(29,126)	7
Net loss	$(7,651)	$(31,461)	8

Loss per share from continuing operations
Basic & Diluted	$(0.09)	$(0.03)	8
Loss per share
Basic & Diluted	$(0.09)	$(0.45)	8

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

1.	Revenues decreased for the year ended December 31, 2020, compared to December 31, 2019, mainly due to lower ounces sold as a result of a planned reduction in monthly sales due to the temporary shutdown due to COVID-19, as well as declining prices of silver and copper during March and April 2020. Revenues also decreased do to the unplanned temporary stoppage to mining operations caused by a strike action from the Company’s unionized workers at the Avino Mine during Second half 2020.

The lower revenues were partially offset by an increase in average realized metal prices in the latter part of Q2 2020, specifically in June and during second semester of 2020.

Cost of sales for the year ended December 31, 2020, were $15,832 compared to $32,016 for the year ended December 31, 2019. As a result of the temporary shutdown due to COVID-19 and temporary mine operations stoppage caused by company’s unionized workers strike during second half 2020, costs were lower overall due to lower than anticipated tonnes mined and processed, as well as sales initiatives to maximize realized prices per ounce.

As a result of the factors above, mine operating income was $190, compared to a loss of $270 during the year ended December 31, 2019. The lack of variance was mostly due to the increase in metal prices in the period, as well as higher than expected grades and recoveries at the Avino Mine. These increases were more than offset by lower production and lower sales, as well as additional stand-by costs incurred due to the work stoppage at the Avino Mine.

2.	General and administrative expenses for the year ended December 31, 2020, totalled $2,902 compared to $3,193 for the year ended December 31, 2019. The decrease reflects costs reduction initiatives made by management to maintain operations in good standing during the difficult market conditions.

Increases to share-based payments are a result of the vesting of stock options and RSUs at higher valuations during the year ended December 31, 2020, compared to the same period in 2019. This is a result of the increase in the Company’s share price from January 1 to December 31, 2020, as there were RSU and option grants during both Q3 2020 and Q3 2019.

3.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. As the Company’s share price increased during 2020, there was an unrealized, non-cash fair value loss during the year, compared to a gain during 2019, when the Company’s share price decreased in value.

4.	During the year ended December 31, 2020, 4,195,072 warrants were exercised resulting in a non-cash realized loss on exercise of warrants of $2.7 million.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the year ended December 31, 2020 and 2019, the US dollar appreciated in relation to the Mexican peso and Canadian dollar, resulting in an unrealized foreign exchange loss.

6.	Current income tax expense was $161 for the year ended December 31, 2020, compared to $327 in the year ended December 31, 2019. Deferred income tax recovery was $1,569 for the year ended December 31, 2020, compared to $960 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the year ended December 31, 2020, primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

7.	Loss from discontinued operations and on disposal was $169 for the year ended December 31, 2020, compared to $29,126 during the corresponding period in 2019. All movements are a result of the sale of Bralorne to Talisker in December 2019, with the movements in the current period reflecting the settlement of certain working capital items.

8.	As a result of the foregoing, net loss from continuing operations and net loss from operations for the year ended December 31, 2020, was $7,482 and $7,651, respectively, compared to $2,335 and $31,461, respectively, for the year ended December 31, 2019. The increase in loss resulted in a basic and diluted loss per share for both continuing and all operations of $0.09 for the period ended December 31, 2020, compared to $0.03 and $0.45, respectively, in the comparative period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

As of the date of this MD&A, the Company has been using the funds as intended. On February 16, 2021, the Company announced the kickoff of Phase 1 of the 2021 exploration program, which will be funded by these proceeds. The Company will use the remainder of the gross proceeds raised from the at-the-market offering and warrants exercised for advancing the development of other areas of the Avino mine, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.2 million for exploration and evaluation activities, acquired property and equipment of $2.0 million, and made lease and loan repayments of $0.8 million during the year ended December 31, 2020.

In July 2019, the Company closed a bought-deal financing for gross proceeds of $3.5M, with the issuance of common shares.

As of the date of this MD&A, the Company had used the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Intended Use of Proceeds	Actual Use of Proceeds
During 2019, the Company received gross proceeds of $2.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5.0 million. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.9 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at December 31, 2020 and 2019, is as follows:

Statement of Financial Position

(000’s)	December 31, 2020	December 31, 2019
Cash	$11,713	$9,625
Working capital	14,680	13,209
Accumulated Deficit	(54,339)	(47,204)

Cash Flow

(000’s)	December 31, 2020	December 31, 2019
Cash generated by operating activities	$72	$5,507
Cash generated by financing activities	4,203	4,970
Cash used in investing activities	(2,167)	(3,734)
Change in cash	2,108	6,743
Effect of exchange rate changes on cash	(20)	(370)
Cash, beginning of period	9,625	3,252
Cash, end of period	$11,713	$9,625

Operating Activities

Cash generated in operating activities for the year ended December 31, 2020, was $0.1 million compared to $5.5 million for the year ended December 31, 2019. Cash movements from operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $4.2 million for the year ended December 31, 2020, compared to cash generated by $5.0 million for the year ended December 31, 2019. Cash generated by financing activities for the year ended December 31, 2020, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants. Cash used in financing activities relates to the repayment of the term facility, as well as on its existing equipment loans and finance leases for mining equipment. During the year ended December 31, 2020, the Company received net proceeds from issuance of shares for cash of $4.7 million (December 31, 2019 - $7.3 million), received proceeds from warrants exercise by $3.7 million (December 31, 2019 - $Nil). The Company also made term facility repayments of $3.3 million (December 31, 2019 - $0.8 million) and made finance lease and equipment loan payments totalling $0.8 million (December 31, 2019 - $1.4 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Investing Activities

Cash used in investing activities for the year ended December 31, 2020, was $2.2 million compared to $3.7 million for the year ended December 31, 2019. Cash generated from the proceeds of sale of common shares in Talisker totalled $1.3 million (December 31, 2019 - $Nil). Proceeds were re-invested through the exercise of share purchase warrants in Talisker, totalling $1.2 million (December 31, 2019 - $Nil).

Other financing activities the year ended December 31, 2020, includes cash capital expenditures of $2.0 million (December 31, 2019 - $3.3 million) mainly due to the acquisition of filter press for plant. During the year ended December 31, 2020, the Company also incurred cash capital expenditures of $0.2 million (December 31, 2019 - $5.7 million) on exploration and evaluation activities including drilling expenditures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2020, 2019 and 2018, were as follows:

	2020	2019	2018
Salaries, benefits, and consulting fees	$757	$723	$956
Share-based payments	1,468	659	531
	$2,225	$1,382	$1,487

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2019 - $Nil) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2020. The following table summarizes the amounts due to related parties:

	December 31, 2020	December 31, 2019
Oniva International Services Corp.	$106	$105
Directors	48	51
	$154	$156

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, 2020, 2019 and 2018, are summarized below:

	2020	2019	2018
Salaries and benefits	$636	$665	$594
Office and miscellaneous	290	322	560
Exploration and evaluation assets	-	206	353
	$926	$1,193	$1,507

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the years ended December 31, 2020, 2019 and 2018, the Company paid $224, $226 and $232, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2020, 2019 and 2018, the Company paid $31, $33 and $66, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2020, 2019 and 2018, the Company paid $Nil, $Nil and $12, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2019 – six) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2020, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2020, in the amount of $11,713 and working capital of $14,680 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2020, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$2,068	$2,068	$-	$-
Amounts due to related parties	154	154	-	-
Minimum rental and lease payments	26	7	16	3
Term facility	2,552	2,552	-	-
Equipment loans	72	72	-	-
Finance lease obligations	514	213	301	-
Total	$5,386	$5,066	$317	$3

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2020		December 31, 2019
	MXN	CDN	MXN	CDN
Cash	$36,896	$2,831	$2,780	$5,902
Long-term investments	-	5,317	-	5,599
Reclamation bonds	-	6	-	6
Amounts receivable	-	20	-	54
Accounts payable and accrued liabilities	(22,972)	(157)	(51,307)	(442)
Due to related parties	-	(196)	-	(202)
Finance lease obligations	(1,543)	(448)	(1,037)	(522)
Net exposure	12,381	7,373	(49,564)	10,395
US dollar equivalent	$620	$5,791	$(2,627)	$8,004

Based on the net US dollar denominated asset and liability exposures as at December 31, 2020, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2020, by approximately $589 (December 31, 2019 - $465). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2020, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $2 (December 31, 2019 - $70).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2020, a 10% change in market prices would have an impact on net income (loss) of approximately $418 (December 31, 2019 - $467).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2020:

	Level 1	Level 2	Level 3
Financial assets
Cash	$11,713	$-	$-
Amounts receivable	-	529	-
Long-term investments	4,176	-	-
Total financial assets	$15,889	$529	$-
Financial liabilities
Warrant liability	-	-	(2,295)
Total financial liabilities	$-	$-	$(2,295)

During 2019, changes in Level 3 measurements were comprised of the recognition of the Talisker warrants received in the sale of Bralorne (see Note 5 of the consolidated financial statements) of $716, and its subsequent fair value increase of $398 for a total fair value of $1,114 at December 31, 2019.

The Company uses Black-Scholes model to measure its Level 3 financial instruments. The warrants of Talisker are measured on acquisition and at December 31, 2019, using the following assumptions:

	December 31, 2019	December 13, 2019
Weighted average assumptions:
Risk-free interest rate	1.71%	1.67%
Expected dividend yield	0%	0%
Expected life (years)	2.95	3.00
Expected stock price volatility	106.79%	108.41%
Weighted average fair value at grant date	C$0.23	C$0.15

During the year ended December 31, 2020, the warrants of Talisker were exercised, and any changes in Level 3 measurements were a result of the Company exercising these warrants (see Note 8 of the consolidated financial statements).

As at December 31, 2020, the Company’s Level 3 financial instruments consisted solely of the warrant liability. For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2020 and 2019, see Note 16 of the consolidated financial statements.

During the year ended December 31, 2019, changes in Level 3 measurements were comprised of the recognition of the Talisker warrants received in the sale of Bralorne (see Note 5 of the consolidated financial statements) of $716, and its subsequent fair value increase of $398 for a total fair value of $1,114 at December 31, 2019.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the “Transactions with Related Parties” section.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2020	December 31, 2019
Not later than one year	$20	$1,269
Later than one year and not later than five years	14	20
Later than five years	3	5
	$37	$1,294

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Included in the above amount as at December 31, 2020, is the Company’s commitment to incur flow-through eligible expenditures of $Nil (December 31, 2019 - $1,262 (C$1,639)) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2020, totalled $40 (2019 - $72, 2018 - $81).

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at March 3, 2021, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	99,779,244	-	-
Warrants (US$)	2,084,212	$0.80	2.56
RSUs	2,874,000	-	0.49 – 2.42
Stock options	3,219,000	C$0.79 - C$2.95	0.50 – 4.42
Fully diluted	107,956,456

The following are details of outstanding stock options as at December 31, 2020 and March 3, 2020:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2020)	Number of Shares Remaining Subject to Options (March 3, 2021)
September 2, 2021	C$2.95	360,000	360,000
September 20, 2022	C$1.98	880,000	880,000
August 28, 2023	C$1.30	295,000	105,000
August 21, 2024	C$0.79	248,000	174,000
August 4, 2025	C$1.64	1,700,000	1,700,000
Total:		3,483,000	3,219,000

The following are details of outstanding warrants as at December 31, 2020 and March 3, 2021:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2020)	Number of Underlying Shares (March 3, 2021)
September 25, 2023	$0.80	2,980,774	2,084,212
Total:		2,980,774	2,084,212

The following are details of outstanding RSUs as at December 31, 2020 and March 3, 2021:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2020)	Number of Shares Remaining Subject to RSUs (March 3, 2020)
August 28, 2021	288,000	288,000
August 21, 2022	1,105,000	1,105,000
August 4, 2023	1,481,000	1,481,000
Total:	2,874,000	2,874,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Subsequent Events

Warrant Exercises – Subsequent to December 31, 2020, the Company issued 896,562 common shares through the early exercise of share purchase warrants for proceeds of $717 at an average price per share of $0.80.

At-The-Market Sales – Subsequent to December 31, 2020, the Company issued 9,050,000 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $17,732. The Company paid a 2.75% cash commission of $488 on gross proceeds, for net proceeds of $17,244.

Option Exercises – Subsequent to December 31, 2020, the Company issued 264,000 common shares through the exercise of incentive stock options for proceeds of C$305, at an average price of C$1.16.

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of December 31, 2020, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of December 31, 2020, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 3, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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